

EDUCATION

Coaching Certificate, 2020
Strategic Workforce Planning (SWP) Certification, 2016
University of Phoenix ▪ Phoenix, AZ (online university) Graduate school- Master of Education, 2014
Kirkpatrick Evaluation Model Certification, 2010
Certified Training Manager, 2008
University of Maryland ▪ College Park, MD 2003
Pontificia Universidad Catolica del Peru ▪ lima,

AREAS OF EXPERTISE

- Human Capital and Learning Consulting
- Instructional Design and Learning Strategy
- Leadership and Strategic Direction
- Project management

CONTACT INFORMATION



Bethesda, MD



Houri Tamizifar

Experienced Founder with a successful track record and 20+ years in Human Capital and Learning Consulting. Passionate about enhancing organizational performance through effective human capital strategies. Led a 10-year-old firm serving the federal, nonprofit, and commercial sectors with an impressive overall revenue of $10M+.

PROFESSIONAL EXPERIENCE

ISD Pal – Co-founder & CEO   Oct 2025 – Present
- Established the overall company vision, go-to-market strategy, and long-term roadmap.
- Serve as the primary brand ambassador, including public speaking and thought leadership to build market authority.
- Co-lead fundraising efforts, manage investor relations, and provide support for technical diligence.

Cynuria – President & CEO   Feb 2016 – Present
- Established and grew a successful human capital and learning consulting firm.
- Developed and executed strategic plans to drive revenue growth and client satisfaction.
- Led a team of consultants, ensuring high-quality service delivery to clients.
- Collaborated with clients to identify business requirements and deliver tailored solutions.
- Managed relationships with senior executives and key stakeholders.
- Provided strategic direction on existing contracts and expanded solutions using the recent industry trends.

PricewaterhouseCoopers (PwC) – Program Manager and Learning Strategist   Jul 2013 – Feb 2016
Federal Aviation Administration (FAA)
- Served as the Program Manager and Learning Strategist for the $1.2M Policy, Certification, and Training Program responsible for collecting requirements, designing, coaching content writers, modernizing, delivering, and tracking logistical and evaluation metrics for over 20 technical training courses.

Department of Veterans Affairs (VA)
- Led the technical approach section of a $1.1M proposal and later co-managed this six-member team in evaluating highly effective leadership competency models and acquisition-specific curriculums at VA, other government agencies, and across the industry.

Booz Allen Hamilton – Senior Instructional Designer
                     Aug 2010 – Jul 2013
VA Learning University (VALU): Transformational Leadership Contract
- Led and participated in the design, development, and coordination of numerous leadership task areas including: face-to-face/virtual instructor-led courses, change academies, leadership belting program, blended change management program, and competency web-based training.
- Managed up to ten team members in the design, development, evaluation, and quality assurance of 16, Section 508 and SCORM compliant WBT (interactivity levels 1-4) and 21 job aids on the topics of competency modeling, talent management system, and change management.